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                             January 12, 2021

       Daniel Hodges
       Chief Executive Officer
       ComSovereign Holding Corp.
       5000 Quorum Drive, STE 400
       Dallas, TX 75254

                                                        Re: ComSovereign
Holding Corp.
                                                            Amendment No. 4 to
                                                            Registration
Statement on Form S-1
                                                            Filed January 8,
2021
                                                            File No. 333-248490

       Dear Mr. Hodges:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Executive Compensation, page 78

   1. Please update your executive compensation disclosure to reflect the fiscal year ended
                                                        December 31, 2020.
Refer to Item 402(c) of Regulation S-K.
 Daniel Hodges
FirstName  LastNameDaniel Hodges
ComSovereign   Holding Corp.
Comapany
January 12,NameComSovereign
            2021             Holding Corp.
January
Page 2 12, 2021 Page 2
FirstName LastName
        You may contact Beverly Singleton at 202-551-3328 or Melissa Raminpour at 202-551-
3379 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Eric M. Hellige